                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 23, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                        LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


Number of reports in announcement: 5

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635-565583

Announcement Given To Third Parties:


Amendment:
No

Headline:
Directors Shareholding(s)


1   Name of company:
    MERANT plc

2   Name of director:
    J. Michael Gullard

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
    Same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    Same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    Grant of options

7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
    N/A

12  Price per share:
    N/A

13  Date of transaction:
    N/A

14  Date company informed:
    N/A

15  Total holding following this notification:


16  Total percentage holding of issued class following this notification:


If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
    17th.September 1999

18  Period during which or date on which exercisable:
    17th.September 1999 to 16th.September 2009

19  Total amount paid (if any) for grant of the option:
    Nil

20  Description of shares or debentures involved: class, number:
    2p Ordinary
    20,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    GBP 2.87

22 Total number of shares or debentures over which options held following this notification:
    320,000

23  Contact name for queries:
    Philip Rosier

24  Contact telephone number:
    01635-565583

25  Name of company official responsible for making notification:

                        LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1   Name of company:
    MERANT plc

2   Name of director:
    Michel Berty

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
    Same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    Same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    Grant of options

7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
    N/A

12  Price per share:
    N/A

13  Date of transaction:
    N/A

14  Date company informed:
    N/A

15  Total holding following this notification:


16  Total percentage holding of issued class following this notification:

If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
    17th.September 1999

18  Period during which or date on which exercisable:
    17th.September 1999 to 16th.September 2009

19  Total amount paid (if any) for grant of the option:
    Nil

20  Description of shares or debentures involved: class, number:
    2p Ordinary
    10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    GBP 2.87

22 Total number of shares or debentures over which options held following this notification:
    60,415

23  Contact name for queries:
    Philip Rosier

24  Contact telephone number:
    01635-565583

25  Name of company official responsible for making notification:

                        LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1   Name of company:
    MERANT plc

2   Name of director:
    Kevin Burns

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
    Same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    Same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    Grant of options

7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
    N/A

12  Price per share:
    N/A

13  Date of transaction:
    N/A

14  Date company informed:
    N/A

15  Total holding following this notification:


16  Total percentage holding of issued class following this notification:

If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
    17th. September 1999

18  Period during which or date on which exercisable:
    17th.September 1999 to 16th.September 2009

19  Total amount paid (if any) for grant of the option:
    Nil

20  Description of shares or debentures involved: class, number:
    2p Ordinary
    10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    GBP 2.87

22 Total number of shares or debentures over which options held following this notification:
    556,565

23  Contact name for queries:
    Philip Rosier

24  Contact telephone number:
    01635-565583

25  Name of company official responsible for making notification:

                        LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1   Name of company:
    MERANT plc

2   Name of director:
    Harold Hughes

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
    Same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    Same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    Grant of options

7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
    N/A

12  Price per share:
    N/A

13  Date of transaction:
    N/A

14  Date company informed:
    N/A

15  Total holding following this notification:


16  Total percentage holding of issued class following this notification:

If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
    17th.September 1999

18  Period during which or date on which exercisable:
    17th.September 1999 to 16th.September 2009

19  Total amount paid (if any) for grant of the option:
    Nil

20  Description of shares or debentures involved: class, number:
    2p Ordinary
    10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    GBP 2.87

22 Total number of shares or debentures over which options held following this notification:
    70,000

23  Contact name for queries:
    Philip Rosier

24  Contact telephone number:
    01635-565583

25  Name of company official responsible for making notification:

                        LONDON STOCK EXCHANGE ANNOUNCEMENT

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1   Name of company:
    MERANT plc

2   Name of director:
    Barry X Lynn

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
    Same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
    Same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
    No

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
    Grant of options

7   Number of shares/amount of stock acquired:


8   Percentage of issued class:


9   Number of shares/amount of stock disposed:


10  Percentage of issued class:


11  Class of security:
    N/A

12  Price per share:
    N/A

13  Date of transaction:
    N/A

14  Date company informed:
    N/A

15  Total holding following this notification:


16  Total percentage holding of issued class following this notification:

If a director has been granted options by the company, please complete the following fields:

17  Date of grant:
    17th.September 1999

18  Period during which or date on which exercisable:
    17th.September 1999 to 16th.September 2009

19  Total amount paid (if any) for grant of the option:
    Nil

20  Description of shares or debentures involved: class, number:
    2p Ordinary
    10,000

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    GBP 2.87

22 Total number of shares or debentures over which options held following this notification:
    10,000

23  Contact name for queries:
    Philip Rosier

24  Contact telephone number:
    01635-565583

25  Name of company official responsible for making notification:


Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  September 23, 1999          By:  /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer